

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Roman Zhezhel
President
Alixo-Yolloo Corporation
1065 SW 8th St
Miami, FL 33130

> **Re: Alixo-Yolloo Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 31, 2023**
> **File No. 333-272825**

Dear Roman Zhezhel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No 2 to Form S-1

Signatures, page 66

1. We note that you have two directors but only one director has signed the registration statement. Please note that the registration statement must be signed by at least a majority of the board of directors. See Instruction 1 to Signatures in Form S-1.

Exhibits

2. Your legality opinion filed as Exhibit 5.1 relates to 5,000,000 shares of common stock being offered by the selling shareholders. This registration statement is for the initial offering of common stock by the company. Please file a revised opinion that indicates, if true, that the shares of common stock when issued will be validly issued, fully paid and non-assessable.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Blaze Gries, CPA